Filed pursuant to 424(b)(3)
Registration No. 333-133116

SUPPLEMENT NO. 25
DATED OCTOBER 7, 2008
TO THE PROSPECTUS DATED OCTOBER 6, 2006

OF BEHRINGER HARVARD REIT I, INC.

This Supplement No. 25 supplements, and should be read in conjunction with, the prospectus of Behringer Harvard REIT I, Inc. dated October 6, 2006, Supplement No. 18 dated April 24, 2008, Supplement No. 19 dated May 15, 2008, Supplement No. 20 dated June 9, 2008, Supplement No. 21 dated June 26, 2008, Supplement No. 22 dated August 6, 2008, Supplement No. 23 dated August 14, 2008 and Supplement No. 24 dated August 28, 2008.  Unless otherwise defined in this Supplement No. 25, capitalized terms used have the same meanings as set forth in the prospectus.

Status of the Offering

We commenced our third public offering of common stock on October 20, 2006.  Through October 1, 2008, we have accepted investors’ subscriptions to this offering and issued approximately 161.9 million shares of our common stock resulting in aggregate gross proceeds of approximately $1.6 billion.

Suitability Standards

This section supplements the discussion contained in our prospectus under the heading “Suitability Standards,” which begins on page v of the prospectus.

Effective as of October 16, 2008, investors in the State of Washington must have, excluding the value of the investor’s home, home furnishings and automobiles, either (1) a net worth of at least $250,000 or (2) a gross annual income of at least $70,000 and a net worth of at least $70,000.

Prospectus Summary

Terms of the Offering

The discussion under the “Prospectus Summary — Terms of the Offering” section on page 2 of our prospectus, and all similar discussions appearing throughout our prospectus, is supplemented as follows:

We are extending our offering through October 31, 2008.  All subscriptions from individuals, joint accounts and trusts must be received in good order by our transfer agent no later than October 31, 2008.  However, in response to the challenges arising from current market conditions, including liquidity and trade settlement delays related to certain money market sweep accounts, in cases where fund transfers are delayed due to frozen or restricted money market accounts, we will accept those subscriptions received in good order by our transfer agent no later than December 31, 2008, provided that the subscription application must be signed and dated no later than October 31, 2008.  In addition, all subscriptions made through an IRA, Roth IRA, SEP, 401(k) or other qualified accounts must be received in good order by our transfer agent no later than December 31, 2008, provided that the subscription application must be signed and dated no later than October 31, 2008.

Under rules promulgated by the SEC, we could extend our primary offering until October 6, 2009, and in some circumstances we could continue our primary offering until as late as April 4, 2010.  If we extend our offering beyond October 31, 2008, we will provide that information in a prospectus supplement.  We may continue to offer shares under our distribution reinvestment plan beyond these dates until we have sold 50,000,000 shares through the reinvestment of distributions.  In many states, we will need to renew the registration statement or file a new registration statement to continue the offering for these periods.  We may terminate this offering at any time.

Capital and Credit Market Update

 This subsection is inserted to the “Prospectus Summary” section, directly following the “Description of Investments and Borrowing” subsection on page 4 of our prospectus.

The turbulent financial markets and disruption in the banking system has created a severe lack of credit and a rising cost of any available debt. Fortunately, we have extremely limited exposure to the currently malfunctioning credit markets.  As of June 30, 2008, of our $3.1 billion in debt, 93.5% is long-term fixed rate debt and the remaining $200 million of debt is associated with our line of credit, with an interest rate hedged against rises in interest costs. We have no scheduled loans due to mature this year, and only 1% of our loans are due to mature in 2009. For 2010, we have approximately 8% of our loans maturing, and for 2011, we have approximately 33% of our loans maturing, of which $500 million represents our line of credit maturing in November 2011 and approximately $555 million represents property-specific debt primarily in Chicago, Illinois.  We have no exposure to money market mutual funds.  We monitor the depository institutions that hold our cash and cash equivalents on a regular basis and believe that we have placed our deposits with creditworthy financial institutions.  We also do not own any loans or debt instruments purchased from third parties such as Bear Stearns or Lehman Brothers.

As of June 30, 2008, our portfolio was 93% leased with no exposure to leases with AIG, Bear Stearns, Lehman Brothers or Washington Mutual.  Of our financial services tenants, Bank of America represents our largest tenant occupying approximately 750,000 square feet.  Other large tenants in our portfolio include Nokia, the U.S. General Services Administration, Federated Department Stores and Fifth Third Bank.  Chicago, Illinois and Houston, Texas represent our largest geographic exposure, and we have no assets in the city limits of New York City.  Of our 25.5 million square feet of leasable space, only 8% is due to expire in the next 18 months.  In addition, we collected 99% of our accounts receivable from tenants for the second quarter of 2008, a good indication of credit quality and stability.

As owners of real estate seek to refinance or recapitalize assets on their balance sheets, the shortage of credit or the ability to fully replace existing credit will create opportunities for investors with cash.  We believe that investment opportunities may be presented to us at attractive pricing through a number of avenues, including:

•                  Real estate owners that are unable to refinance assets that were purchased with short-term debt may seek to sell their assets;

•                  Real estate owners that financed assets with variable rate debt that have an impending increase in carrying costs through, among other things, a reset of interest rates or a balloon payment may seek to sell their assets;

•                  Real estate owners in need of de-leveraging their assets may create opportunities for investors to purchase equity positions in high quality, well-located assets;

•                  Diversified institutions, insurance companies and other businesses that own real estate may need to sell off select assets to shore up their balance sheets for a variety of reasons; and

•                  Real estate owners that purchased assets for short-term repositioning or re-tenanting and that are impacted by a lack of capital to fund these activities may seek to sell their assets.

In conclusion, we believe that we are currently in an advantageous position overall to face the current uncertainty in the financial markets.  In an environment where access to cash is important, we are fortunate to have significant access to cash on hand, available credit and a successful capital raise.

Risk Factors

Risks Related to Our Business in General

The following risk factor is added directly following the risk factor “Adverse economic conditions will negatively affect our returns and profitability,” and the related discussion thereunder, which appears on page 43 of the prospectus, as supplemented.

The failure of any bank in which we deposit our funds could reduce the amount of cash we have available to pay distributions and make additional investments.

We have diversified our cash and cash equivalents between several banking institutions in an attempt to minimize exposure to any one of these entities.  However, the Federal Deposit Insurance Corporation, or “FDIC,” only insures amounts up to $250,000 per depositor per insured bank.  At June 30, 2008 and December 31, 2007, we had cash and cash equivalents and restricted cash deposited in certain financial institutions in excess of federally insured levels.  If any of the banking institutions in which we have deposited funds ultimately fails, we may lose our deposits over $250,000.  The loss of our deposits could reduce the amount of cash we have available to distribute or invest and could result in a decline in the value of your investment.

Investment Objectives and Criteria

Borrowing Policies

Credit Facility

This section supplements the discussion contained in our prospectus under the heading “Investment Objectives and Criteria — Borrowing Policies — Credit Facility,” which begins on page 106 of the prospectus, as supplemented.

On September 19 and 29, 2008, we drew an aggregate of $280 million under our revolving credit facility.  Of this amount, approximately $130 million was used to purchase a new asset in Houston and the remaining funds were placed in deposits with creditworthy financial institutions.  As of September 30, 2008, there was approximately $200 million outstanding under the term loan and approximately $280 million outstanding under the revolving credit facility.  As of September 30, 2008, as a result of interest rate swap agreements, the interest rate for the term loan effectively bears interest at a fixed rate of approximately 5.99%, and we have currently elected to accrue interest at the “base rate” for the amounts outstanding under the revolving credit facility.  The terms of the credit facility are discussed in “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Credit Facility.”